AB 2/24

KH 2/18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 11 2011
211 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GROWTH PARTNERS, INC. D/B/A THE GROWTH GROUP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 FLINTLOCK LANE - SUITE 200
(No and Street)

BELL CANYON (City) CA (State) 91307 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD J. GIRASOLE, CPA 718 238- 1212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD J. GIRASOLE, CPA PC
(Name – *if individual, state last, first, middle name*)

7522 13TH AVENUE (Address) BROOKLYN (City) NY (State) 11228 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11015764

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 2/28

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY R. KNAKAL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GROWTH PARTNERS, INC D/B/A THE GROWTH GROUP, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of California County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 12 day of Feb, 20 11, by JEFFREY R. KNAKAL proved to me on the basis of satisfactory evidence to be the person who appeared before me.

[signature]
Signature of Notary Public

Notary Public

[signature]
Signature

PRESIDENT
Title

M. SHOWALTER
COMM. #1862853
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Sept. 23, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ~~[x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.~~
- [x] (l) An Oath or Affirmation.
- ~~[x] (m) A copy of the SIPC Supplemental Report~~.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Growth Partners, Inc. d/b/a The Growth Group

Audited Financial Statement

December 31, 2010

RICHARD J. GIRASOLE CPA, P.C.
Certified Public Accountant

Growth Partners, Inc. d/b/a The Growth Group

For The Year Ended

December 31, 2010

Contents **Page**

RICHARD J. GIRASOLE, CPA, P.C.

7522 13th Avenue
Brooklyn, NY 11228
P: 718 238-1212
F: 718 238-2654
rjg1112@aol.com

11 Penn Plaza, 5th Floor
New York, NY 10001
P: 212 947-3036
F: 212 946-2808

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Growth Partners, Inc. d/b/a The Growth Group:

I have audited the accompanying statements of financial condition of Growth Partners, Inc. d/b/a The Growth Group as of December 31, 2010 and 2009 and the related statements of income, cash flows and changes in financial position for the year then ended which is being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of Growth Partners, Inc. d/b/a The Growth Group at December 31, 2010 and 2009 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

February 2, 2011

[signature] CPA

Growth Partners, Inc. d/b/a The Growth Group

Statement of Financial Condition
As of December 31, 2010 and 2009

ASSETS

	2010	2009
CURRENT ASSETS		
Cash in Bank	$ 7,703	$ 9,518
Total Current Assets	7,703	9,518
TOTAL ASSETS	$ 7,703	$ 9,518

-See Accountant's Audit Report and Notes to Financial Statements

Growth Partners, Inc. d/b/a The Growth Group

Statement of Financial Condition
As of December 31, 2010 and 2009

LIABILITIES AND STOCKHOLDERS EQUITY

	2010	2009
CURRENT LIABILITIES		
STOCKHOLDERS' EQUITY		
Paid in Capital	418,023	418,023
Owner's Draw	(2,274,851)	(2,163,851)
Retained Earnings	1,864,531	1,755,346
Total Stockholders' Equity	7,703	9,518
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 7,703	$ 9,518

-See Accountant's Audit Report and Notes to Financial Statements

Growth Partners, Inc. d/b/a The Growth Group
Statement of Income

	12 Months Ended December 31, 2010	12 Months Ended December 31, 2009
Sales		
Fees & Commissions	$ 211,666	$ 458,371
Total Sales	211,666	458,371
Cost of Sales		
Broker/Consulting Fees	4,270	55,440
Hotel/Air/Travel	14,791	16,980
Research/Development/Promo	11,061	2,900
Total Cost of Sales	30,122	75,320
Gross Profit	181,544	383,051
Operating Expenses		
Advertising	3,168	324
Bank Charges	260	70
FINRA/Registration Fees	3,051	762
Medical Insurance	15,836	11,211
Printing & Office Supplies	4,181	11,619
Postage/Delivery	1,838	1,900
Professional Fees	5,800	3,000
Rent	19,600	20,250
Repair & Maintenance	1,362	4,391
Taxes Corp - State	4,914	2,396
Telephone	3,501	2,830
Utilities	8,849	8,604
Total Operating Expenses	72,360	67,357
Operating Income	109,184	315,694
Net Income	$ 109,184	$ 315,694

-See Accountant's Audit Report and Notes to Financial Statements

Growth Partners, Inc. d/b/a/ The Growth Group
Statement Of Cash Flows
For the 12 months Ended December 31, 2010

	2010
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 109,185
Net Cash Provided By Operating Activities	109,185
CASH FLOWS FROM INVESTING ACTIVITIES	
Net Cash Provided By (Used In) Investing Activities	0
CASH FLOWS FROM FINANCING ACTIVITIES	
Owners Draw	(111,000)
Net Cash Provided By (Used In) Financing Activities	(111,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,815)
CASH AT BEGINNING OF PERIOD	9,518
CASH AT END OF PERIOD	$ 7,703

-See Accountant's Audit Report and Notes to Financial Statements

GROWTH PARTNERS, INC. d/b/a/ THE GROWTH GROUP

Statement of Changes in Stockholders Equity

	December 31, 2009	Changes	December 31, 2010
Paid in Capital	418,023	0	418,023
Retained Earnings	1,755,346	109,185	1,864,531
Drawings	(2,163,851)	(111,000)	(2,274,851)
Total Equity	**9,518**	**(1,815)**	**7,703**

-See Accountant's Audit Report and Notes to Financial Statements-

Growth Partners, Inc. d/b/a The Growth Group
Statement of Changes in Financial Position
Twelve Months Ended December 31, 2010

Source of Funds:

Operations:	
Net Profit	$ 109,185
Total from Operations	$ 109,185
Other Sources: Paid In Capital	0
Total Other Sources	0
Total Source of Funds	$ 109,185
Application/Payout of Funds	(111,000)
Change in Working Capital	$ (1,815)

-See Accountant's Audit Report and the Notes to Financial Statements-

Growth Partners, Inc. d/b/a The Growth Group

Statement Regarding Material Differences

December 31, 2010

(A reconciliation including appropriate explanation of the Computation of Net Capital under Rule 15c3-3, and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3: Item j)

"In accordance with Rule 17a-5(d)(4), No material differences exist between the audited Computation of Net Capital and the Broker-dealer's (Growth Partners, Inc.) corresponding Unaudited Part II and Part IIA.

As such, no reconciliation is needed or required.

-See Accountant's Audit Report and the Notes to Financial Statements-

Growth Partners, Inc. d/b/a The Growth Group

Statement Regarding Material Inadequacies

December 31, 2010

(A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit related to unaudited FOCUS fillings or otherwise: Item n).

"Upon a comprehensive audit of Growth Partners, Inc. d/b/a The Growth Group, no material inadequacies were found to exist in the December 31, 2010 financial statements, information, accounting system or representations since the date of the last audit in relation to the firm's unaudited FOCUS filings or otherwise."

-See Accountant's Audit Report and the Notes to Financial Statements-

Growth Partners, Inc. d/b/a The Growth Group
Statement of Subordinated Debt
Twelve Months Ended December 31, 2010

Subordinated Debt as of January 1, 2010	$	0
Increases		0
Total Outstanding Debt		0
Decreases (Repayments)		0
Balance as of December 31, 2010	$	0

-See Accountant's Audit Report and the Notes to Financial Statements-

GROWTH PARTNERS, INC. d/b/a THE GROWTH GROUP

Notes to the Financial Statements

THE COMPANY

Growth Partners, Inc., d/b/a The Growth Group was incorporated in December of 1994 in the State of New Jersey, and became registered as a Foreign Corporation in the State of California in April of 1998 (the "Firm"). In addition, the Firm became a fully registered Broker-Dealer with the NASD in 1998, which is now called FINRA.

The Firm is primarily engaged in providing consultative merger and acquisition advisement to middle-market companies. Specifically, the Firm provides advisory services to companies seeking to purchase another company, or the Firm provides advisory services to companies seeking to make an outright or partial sale. All of the transaction activity pertains to the institutional marketplace. At times, the Firm will provide consultative advisement and advisory services to companies seeking to raise debt capital or equity capital from the institutional marketplace.

The Firm does not, or is not: (1) engaged in the underwriting of securities transactions, (2) conduct any activity with high net-worth individuals, (3) have or maintain customer accounts or funds of any type, and (4) anything other than an advisory firm. The Firm has only one principal, its President, Jeffrey R. Knakal.

CASH & CASH EQUIVALENTS

This account has been maintained by the Firm with Wells Fargo Bank since 1997, and is in good standing with the Bank.

LIABILITIES

The Firm does not maintain any liabilities since all expenses are paid in cash as incurred, and no revolving debt of line of credit is maintained or is outstanding.

SHAREHOLDERS EQUITY

This account fully reconciles to the past and present capital investment and operating activities of the Firm and is an accurate expression of Shareholders Equity.

Growth Partners, Inc. d/b/a/ The Growth Group
Computation of Net Capital for Brokers and Dealers
December 31, 2010

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

TOTAL CAPITAL	$	7,703
DEDUCTIONS		0
HAIRCUTS ON SECURITIES		0
NET CAPITAL	$	7,703
MINIMUM NET CAPITAL REQUIREMENT		(5,000)
EXCESS NET CAPITAL	$	2,703
AGGREGATE INDEBTEDNESS	$	0

Growth Partners, Inc. d/b/a The Growth Group
Computation of Reserve Requirements
December 31, 2010

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company is exempt from the provision of Rule 15c3-3 under the Exchange Act in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Growth Partners, Inc. d/b/a The Growth Group

Statement of Possession or Control Requirements Under Rule 15c3-3

December 31, 2010

Growth Partners, Inc. d/b/a The Growth Group, being purely a mergers & acquisitions firm otherwise known as an Introducing Firm, does not receive or hold customer accounts, funds, securities or otherwise and does not function as a custodian in any form, and as such, operates under the 15c3-3(k)(2)(i) exemption, or equivalent exemptions related to the Possession or Control requirement provision under Rule 15c3-3.

Given the content of the above statement, the Possession and Control Requirements are not subject to audit.

-See Accountant's Audit Report and the Notes to Financial Statements-

that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency, is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the management of the Company, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 2, 2011

RICHARD J. GIRASOLE, CPA, P.C.

7522 13th Avenue
Brooklyn, NY 11228
P: 718 238-1212
F: 718 238-2654
rjg1112@aol.com

11 Penn Plaza, 5th Floor
New York, NY 10001
P: 212 947-3036
F: 212 946-2808

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

To the Board of Directors and Stockholders of
Growth Partners, Inc. d/b/a The Growth Group

Gentlemen:

I have audited the accompanying financial statements of Growth Partners, Inc. d/b/a The Growth Group for the year ended December 31, 2010 and have issued my audit report dated February 2, 2011. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 14 is presented for purposes of additional analysis and is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Richard J. Girasole, CPA